MILLER ENERGY RESOURCES, INC.

3651 Baker Highway

Huntsville, TN  37756

‘CORRESP’

August 8, 2011

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:		Ethan Horowitz, Branch Chief
Bob Carroll
Kim Calder

	Re:	Miller Energy Resources, Inc. (the “Company”)
Item 4.02 Form 8-K
Filed August 1, 2011
File No. 000-34732

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 2, 2011 on the above referenced filing.  Following are the Company’s responses to such comment.

Item 4.02 Form 8-K filed August 1, 2011

1.

We note you filed your Form 10-K for the fiscal year ended April 30, 2011 prior to your audit firm, KPMG LLP, completing its review of the annual report and issuing their independent accountants’ report on the financial statements, as well as the consent to the use of their report as Exhibit 23.3.

Your Form 10-K for the fiscal year ended April 30, 2011 should be amended immediately to identify the report as deficient.  The audit report and consent should be removed from the filing and the columns of your financial statements should be labeled as “unaudited.”  A description of how you will remedy the deficiency should be provided (i.e., when KPMG LLP has completed its procedures, file an amendment to remove the references to the deficiency and to the financial statements as “unaudited”).  In addition, please provide a more detailed explanation regarding the specific circumstances that led to filing your Form 10-K that included an audit report and consent from KPMG LLP prior to completion of their review.

RESPONSE:

Concurrently the Company has filed Amendment No. 1 to its Annual Report on Form 10-K.  In the explanatory paragraph at the beginning of the amended report the Company has identified the report as deficient.  In addition, the Company has removed the audit report and consent of KPMG LLP and the columns of the financial statements for fiscal year 2011 financial information have been labeled as unaudited, with additional clarifying language added elsewhere to make it clear to a reader that the fiscal year 2011 financial information appearing in the amended report is unaudited.  The explanatory paragraph also includes disclosure on how the Company will remedy the deficiency.

Securities and Exchange Commission

August 8, 2011

As set forth in the explanatory paragraph of Amendment No. 1, we expect to file an amended Annual Report on Form 10-K/A for the year ended April 30, 2011 (Amendment No. 2) containing audited financial statements for fiscal year 2011 as soon as (1) the Audit Committee of our Board of Directors completes its review of the events which led to the filing of the 2011 10-K prior to the completion of KPMG’s review of our 2011 10-K and the issuance of its audit report, and (2) KPMG LLP has completed its review of our fiscal year 2011 financial statements and issues its report thereon. The Audit Committee has engaged Andrews Kurth LLP as special independent legal counsel to conduct a review of the filing. We anticipate that Andrews Kurth LLP will report its findings to the Audit Committee within approximately one week.

The Company will implement changes in its policies and procedures designed to ensure that this type of event will not occur again.  The Company will report those changes in its disclosure controls and procedures and internal control over financial reporting in its Quarterly Report on Form 10-Q for the period ended July 31, 2011.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Paul W. Boyd
Paul W. Boyd

cc:

KPMG LLP

James M. Schneider, Esq.